Filed by GTECH S.p.A.
                                                                pursuant to Rule 425 under the Securities Act of 1933
                                                                            and deemed to be filed pursuant to Rule 14a-12
                                         under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
                                                     Filer’s SEC File No.: 333-146050
                                                                         Date: August 14, 2014

The article below is a Q&A with Jaymin Patel from an industry trade publication made available to employees on August 15, 2014.

Two Giants Come Together - the GTECH/IGT Merger

Insights Magazine – July/August Issue

Q&A with GTECH’s Jaymin Patel

In mid-July, it was announced that GTECH would acquire gaming equipment giant International Game Technology (IGT) in a $6.4 billion transaction ($4.7 billion in cash and stock and the assumption of $1.7 billion of IGT’s debt). The merger will create the world’s largest gaming systems and equipment provider, which will be headquartered in the United Kingdom with operating headquarters in Las Vegas, Providence, R.I., and Rome. While it is still too early to discuss many of the details, GTECH Americas President and Chief Executive Officer Jaymin Patel took time out of his busy schedule to talk with Insights editor Patricia McQueen.

What are your initial thoughts about the merger?

We believe this is a very exciting merger for GTECH and IGT. We are creating the world’s leading end-to-end gaming company, one that will have the most diversified product portfolio and the largest global footprint in terms of a gaming business. We’ll end up with an entity that would have over $6 billion of global revenue, which is split between a global lottery business and a global casino systems and games business. We’ll have an exciting social casino business – IGT’s DoubleDown – and of course we’ll be able to merge the two companies’ interactive businesses. Both IGT and GTECH have outstanding offerings in the video lottery business.

When the merger closes, we will have created an end-to-end gaming company that we think is really going to help our customers. We will be able to offer our customers unified systems across the complete gaming spectrum, and offer games and content that can be expanded across the different parts of the business. We are especially excited about cross-fertilizing games and game content between the lottery (particularly with respect to instant lottery games) and VLT and casino. This will be a significant benefit to our lottery customers.

When you have so many moving parts in a company – for example ticket printing, systems, interactive, gaming/slots – how do you make sure they all work to the best interests of different types of customers? How do you stay responsive?

We are a “customer first” company. We put the customer at the center of everything we do because we believe that we exist to help our customers raise money for good causes. The entire management team of the company is focused on the marketplace and our customers’ needs. We will go out of our way during the merger period to make sure that our focus remains on our customers. I actually don’t foresee a change in the way that we operate our lottery business.

The way we stay responsive is to have our people in our business lines focus on their customers in their respective geography. If you take a look at our current construct, I am responsible for North and South America, which is a large part of our business. Within that, we have game designers, marketing people, and technology specialists (among others), who are all specifically focused on our lottery customers. Going one step beyond that, we then have people who are dedicated to each of the regions within the Americas, and within those regions we have sub-regions. So we have specific people who focus on our lottery customers in those three areas – marketing, games and technology implementation.

If anything, I believe that with the IGT merger, we’ll be able to really improve the generation of ideas – the innovation – that will help our customers drive growth in their lottery business. I do not foresee this as a dilution of our business but as an opportunity to leverage the best solutions, the best content and the best game ideas to engage customers across all platforms, and share that with our customers across all business units to help them increase player engagement and profits. However, we operate our business with the focus on our customers.

Lotteries are sometimes concerned that the vendors are spread too thin and can’t mobilize enough resources to provide personalized service. With this merger, there might also be a fear that the new company will spend more of your resources on the most profitable segments of your business which may or may not be the services they need. How do you protect against these concerns?

I think it is absolutely a valid concern for our customers and one I will be addressing with them one on one. However, it’s not a concern I personally worry about, because going back to my earlier point, we have a set of resources in the company that are dedicated to each one of our lottery customers. The lottery business for us is our core business – it’s how GTECH came into being and it’s in our DNA. Do we have the normal ebbs and flows of moving around resources within our lottery business? Of course we do. But we try very hard to make sure that when we plan for the year, we know what our customers want in terms of new retail channels, new games or new offerings, and we plan for those resources to be available during the course of the year when the implementation is expected.

Much of it is down to making sure that we understand our customers’ priorities so that we are properly planning to give them the necessary resources. On top of that, we are also putting new resources into retail expansion and retail optimization, because a large part of our five-year plan is growth in retail. We think there’s a huge opportunity in that area, and are actually planning extra resources to take advantage of that opportunity.

DoubleDown, the social casino site, is a unique part of IGT’s business, so tell us more about it and what you think it will bring to the lottery table.

I’m really excited about DoubleDown; I think it will help us learn a lot about social gaming. There’s going to be a way to take the DoubleDown social casino platform and somehow apply the game genre or player experience to the lottery business. The social casino platform is a “freemium” model – it’s basically paying for chips that allow you to play more exciting games. I think there will be a way for us to apply that to our lottery business and attract new players, allowing for more meaningful relationships with players who are anonymous today. This is going to be very important in the development of the lottery business going forward.

Our lottery customers want to attract new players, and I think this merger gives us tremendous insight and deeper understanding of consumers and players. I think that, more than anything, it will help us help our customers improve and modernize their lottery brands. This merger will bring new innovation to attract new consumers, which is good for our customers and for the industry in general.

IGT’s Chief Executive Officer Patti Hart said that consolidation actually spurs innovation. Do you agree with that statement?

I could not agree with her more – it’s an excellent comment. I think that the scale of our business will spur more innovation. I feel very good about the fact that we are going to deliver new games, because we believe that innovation is what will drive growth for our customers and for us. We will absolutely have a much richer library to draw upon when designing new games across the entire spectrum of the business.

There are plenty of other areas of innovation for the lottery industry as well. For example, in our core systems and platforms – lotteries are thinking about how the lottery platform will enable players to play across multiple channels. This merger will enable us to have more development in central systems to help lotteries build relationships with players, through players’ clubs or loyalty programs, to allow them to play across multiple channels. I think that will add tremendous innovation.

We are going to have a library of new games and new content in the casino industry and in DoubleDown, all of which I hope we can adapt into relevant lottery games for our customers. Over time, we are going to be able to do more and more in the interactive space, and IGT and GTECH both have interactive businesses. I can see, as the U.S. in particular legalizes interactive games, how those platforms and games can be brought together between the two companies for the benefit of our customers.

We think it’s about bringing in energy and excitement to the lottery brand and to the casino brand. One of the things this merger does is create an atmosphere where more ideas will actually be able to be implemented, because we’re going to have more game developers and infrastructure. In an industry where the brand equity frankly is not as strong as it should be, this gives us the opportunity to drive innovation. Casinos are a destination and lottery is a convenience, yet you need something to attract people to both, and that I think is one of the most important things this merger provides – more capabilities to attract new players.

Casinos in some markets are struggling, and there are fewer new markets on the horizon. What do you see as the growth potential in the casino industry, perhaps compared to the growth potential of the lottery industry?

The two have different dynamics and independent growth drivers. Casinos are undergoing a change and we clearly believe in the long-term growth potential in the slot machine business. Likewise, I remain very excited about the growth potential of the lottery business.

The casino business, in North America and globally, has slowed down both in terms of the number of new casinos and the replacement cycles (the volume of machines bought by casinos each year). My view is that over the next several years, the latter part will turn around, because at some point casinos will have to buy new equipment, and will want innovative games on the floor. I definitely see a turnaround and improvement in casino growth rates over time as they refresh their floors.

I will say what I say all the time about the lottery industry. People often say that in some parts of the world, like North America, the lottery industry is a mature business. I couldn’t disagree more. I think the lottery business could more than double in size over a five-to-seven year period if we drive the kind of growth that exists out there by introducing more retail outlets. That is a big focus for GTECH – helping our customers drive retail growth through national and mid-size chains and innovative ways of selling retail, with self-service being a significant example. I also think that by reforming legislation and rules in some jurisdictions to allow for games that are successful elsewhere, we could drive tremendous growth.

You only have to go back the past few years to see how the U.S. lottery market has grown. If you think about the impact of cross-selling Mega Millions and Powerball, the impact of $2 Powerball, the Mega Millions game change, the tremendous growth rate experienced with instant tickets in many jurisdictions, the retail expansion in a handful of states – those things demonstrate the lottery industry’s strength, and I believe there’s a lot more that we can do.

What about the merger potentially excites you the most?
I’m quite excited about what we can achieve with this merger. I think it’s great for the industry in terms of being able to offer our customers a broader array of products and services. And I’m just excited to be part of this great new venture—it’s a great fit for us as a company and for our customers.

Cautionary Statement Regarding Forward Looking Statements
This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221
Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution
IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:
Robert K. Vincent
GTECH S.p.A.
Corporate Communications
T: (401) 392 7452

Simone Cantagallo
GTECH S.p.A.
Media Communications
T. (+39) 06 51899030